Exhibit 99.2

                         May 25, 2012

Boards of Directors

LaPorte Savings Bank, MHC

LaPorte Bancorp, Inc.

The LaPorte Savings Bank

710 Indiana Avenue

LaPorte, Indiana 46350

Re:	Plan of Conversion and Reorganization
LaPorte Savings Bank, MHC
LaPorte Bancorp, Inc.
LaPorte Savings Bank

Members of the Boards of Directors

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of LaPorte Savings Bank, MHC (the “MHC”), LaPorte Bancorp, Inc., a Federal corporation ( “LaPorte Federal”) and The LaPorte Savings Bank (the “Bank”), all based in LaPorte, Indiana. The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, the MHC will be merged into LaPorte Federal and the MHC will no longer exist. As part of the Plan, LaPorte Bancorp, Inc., a Maryland corporation (“New LaPorte”) will sell shares of common stock in an offering that will represent the ownership interest in LaPorte Federal now owned by the MHC and the new holding company will be New LaPorte following the merger of LaPorte Federal into New LaPorte.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in New LaPorte are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings or possibly a firm commitment, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or New LaPorte’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com